

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

J. C. Butler, Jr.
Chief Executive Officer
NACCO Industries, Inc.
5875 Landerbrook Drive
Suite 220
Cleveland, OH 44124-4069

  Re: NACCO Industries, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2021
   Filed March 2, 2022
   File No. 001-09172

Dear J. C. Butler, Jr.:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation